Exhibit 99.2

 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition as of June 30, 2024 and results of operations for the six months ended June 30, 2024 and June 30, 2023 should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission ("SEC") on March 20, 2024 (the “2023 Form 20-F”). The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Introduction

We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by our innovative technology. Our portfolio includes a cloud-based satellite network platform, Very Small Aperture Terminals (“VSATs”), amplifiers, high-speed modems, high performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers (“SSPAs”), Block Upconverters (“BUCs”) and Transceivers. Furthermore, following the acquisition of DataPath Inc. our newly owned subsidiary, our portfolio also includes defense ground systems and field services. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, In Flight Connectivity ("IFC"), maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We have a large installed base and currently have hundreds of active networks.

We provide managed networks and services through satellite and terrestrial networks in addition to developing and marketing ground-based satellite communications equipment. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions, including:

•	Managed satellite network services solutions, including services over our own networks (which may include satellite capacity);
•	Network planning and optimization;
•	Remote network operation;
•	Call center support;
•	Hub and field operations;
•	End-to-end solutions for mission-critical operations; and
•
Construction and installation of communication networks, typically on a Build, Operate and Transfer (“BOT”), or Build, Operate and Own (“BOO”), contract basis. In these projects, we build telecommunication infrastructure, typically using fiber-optic and wireless technologies for broadband connectivity. We also provide managed network services over VSAT networks owned by others.

We have 16 sales and support offices worldwide, three Network Operation Centers (“NOCs”), and seven R&D centers. Our products are sold to communication service providers, satellite operators, mobile network operators (“MNOs”), and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users, MNOs and system integrators that use our technology. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

As of June 30, 2024, we operate in three operating segments, as follows:

Satellite Networks is focused on developing and supplying networks that are used as the platform that enables the latest satellite constellations of HTS, VHTS and NGSO opportunities worldwide. We provide advanced broadband satellite communication networks and associated professional services and comprehensive turnkey solutions and managed satellite network services solutions. Our customers are service providers, satellite operators, MNOs, Telcos, large enterprises, system integrators, defense, homeland security organizations, and governments worldwide. Principal applications include In-Flight-Connectivity, cellular backhaul, maritime, social inclusion solutions, government, defense and enterprise networks and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks. Our product portfolio includes a leading satellite network platform with high-speed VSATs, high-performance on-the-move antennas, BUCs, and transceivers, as well as multi-band deployable Ku/Ka/X Earth Terminal, or DKET, terminals (a family of transportable terminal hubs), and durable, ultra-portable terminals for quick connectivity in remote locations.

Integrated Solutions is focused on developing, manufacturing, and supplying products and solutions for mission-critical defense and broadcast satellite communications systems, advanced on-the-move and on-the-pause satellite communications equipment, systems, and solutions, including airborne, ground-mobile satellite systems and solutions. The integrated solutions product portfolio comprises of leading high-efficiency, high-power SSPAs, BUCs and transceivers with a field-proven, high-performance variety of frequency bands. Our customers are satellite operators, In-Flight Connectivity service providers, defense and homeland security system integrators, NGSO satellite operators, and gateway integrators.

Network Infrastructure and Services is focused on telecom operation and implementation of large-scale network projects in Peru. We provide terrestrial (fiber optic and wireless network) and satellite network construction and operation. We serve our customers through technology integration, managed networks and services, connectivity services, internet access and telephony over our own networks. We implement projects using various technologies (including our equipment), mainly based on BOT and BOO contracts.

Acquisition of DataPath, Inc.

On March 8, 2023, we signed a definitive agreement to acquire 100% of the shares of DataPath, Inc. (“Datapath”), a US based expert systems integrator in trusted communications for the US DoD Military and Government sectors. We completed the acquisition in November 2023. See note 15 to our condensed interim consolidated financial statements included elsewhere in this filing.

Acquisition of Stellar Blu Solutions LLC

On June 17, 2024, we signed a definitive agreement to acquire 100% of Stellar Blu Solutions LLC., a U.S.-based leading avionics solution provider of next-generation SATCOM terminal solutions. The closing of the transaction is subject to certain regulatory approvals, including the receipt of clearance of the Committee on Foreign Investment in the United States (CFIUS), and other customary closing conditions. The acquisition is expected to close during the second half of 2024.

Conflict in Ukraine

The military conflict between Russia and Ukraine and the rising tensions between the U.S. and other countries, on the one hand, and Russia, on the other hand, caused major economic sanctions and export controls restrictions on Russia and various Russian entities were imposed by the U.S., European Union and the United Kingdom commencing February 2022 and additional sanctions and restrictions may be imposed in the future. These sanctions and restrictions restrict our business in Russia, which mainly includes exports to Russia, and may delay or prevent us from collecting funds and performing money transfers from Russia. While our business in Russia is limited in scope, these restrictions may cause a reduction in our sales and financial results. Accordingly, given the continuous war and the restrictions described, we decided to wind down our activities in the Russian market.  There is no assurance that negative developments in the area in the future will not disrupt our business and materially adversely affect it.

Conditions in Israel

Since October 7, 2023, Israel is under a war situation with Hamas and on other fronts. For further details, refer to Item 3.D. “Key Information – Risk Factors – Risks Related to Our Location in Israel” in our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 20, 2024.

The intensity and duration of Israel’s current war are difficult to predict, as are such war’s economic implications on our business and operations and on Israel's economy in general.

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services and from providing connectivity, internet access and telephony services. We sell our products and services to enterprises, government and residential customers under large-scale contracts that utilize both our own networks and other networks that we install, mainly based on BOT and BOO contracts. These large‑scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sale of products includes mainly the sale of VSATs, hubs, SSPAs, low-profile antennas on-the-move / on-the-pause terminals, and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

Costs and Operating Expenses

Cost of revenues, for both products and services, primarily includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third-party maintenance and installation.

Our research and development expenses, net of grants received, primarily consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, commissions to agents, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, credit losses, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rental income.

Our other operating income, net, consist primarily of non-recurring incomes and expenses. For further details, see note 14 in our unaudited condensed interim consolidated financial statements, which appear elsewhere in this filing.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed, and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Critical Accounting Policies and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires us to make estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the dates of the unaudited condensed interim consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Main areas that require significant estimates and assumptions by us include contract costs, revenues (including variable consideration, determination of contracts duration, establishing stand-alone selling price for performance obligations) and profits or losses, application of percentage-of-completion accounting, provisions for uncollectible receivables and customer claims, impairment of inventories, impairment and useful life of long-lived assets, goodwill impairment, valuation allowance in respect of deferred tax assets, uncertain tax positions, accruals for estimated liabilities, including litigation and insurance reserves, contingent considerations and intangibles from business combination transaction and stock-based compensation. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the year ended December 31, 2023 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report. Results for the six months ended June 30, 2024 are not necessarily indicative of results that may be expected for the year ending December 31, 2024 or future periods.

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Revenues. Revenues for the six months ended June 30, 2024 and 2023 for our three operating segments were as follows:

	Six Months Ended			Six Months Ended
	June 30,			June 30,
	2024	2023		2024	2023
	U.S. dollars in thousands		Percentage change	Percentage of revenues
	Unaudited		Unaudited	Unaudited

Satellite Networks	97,378	74,273	31.1%	63.8%	58.7%
Integrated Solutions	24,619	25,619	(3.9)%	16.1%	20.2%
Network Infrastructure and Services	30,712	26,659	15.2%	20.1%	21.1%
Total	152,709	126,551	20.7%	100.0%	100.0%

Our total revenues for the six months ended June 30, 2024 and 2023 were $152.7 million and $126.6  million, respectively. The increase in the six months ended June 30, 2024 is attributable to an increase of $23.1 million in Satellite Networks revenues and $4.1 million in Network Infrastructure and Services revenues, partially offset by a decrease of $1.0 million in Integrated Solutions revenues.

The increase in our Satellite Networks segment's revenues in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 is mainly due to the acquisition of Datapath on November 2023, reflected in this segment starting that day, as well as increased revenues in the defense and NGSO markets.

The decrease in our Integrated Solutions segment revenues in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 is mainly due to the decreased volume of deliveries for the NGSO market, partially offset by an increase in revenues derived from defense market related customers and IFC.

The increase in our Network Infrastructure and Services segment revenues in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 is mainly attributable to higher construction revenues from a new project awarded to us at the end of 2023.

Gross profit. Gross profit and gross margin for the six months ended June 30, 2024 and 2023 for our three operating segments were as follows:

	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	U.S. dollars in thousands		Percentage of revenues
	Unaudited		Unaudited
Satellite Networks	42,019	38,739	43.2%	52.2%
Integrated Solutions	6,285	7,511	25.5%	29.3%
Network Infrastructure and Services	6,323	3,971	20.6%	14.9%

Total	54,627	50,221	35.8%	39.7%

Our gross profit is affected period-to-period by revenues volume, the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from our construction performance obligations related to PRONATEL, mainly with respect to several regions in Peru, and other projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit and gross margin. As such, we are subject to significant period-to-period fluctuations in our gross profit and gross margin.

Our gross profit margin decreased to 35.8% in the six months ended June 30, 2024 from 39.7% in the comparable period of 2023 due to decrease in the gross profit margin in the Satellite Networks and Integrated Solutions segments, partially offset by improved gross profit margin in our Network Infrastructure and Services segment.

The decrease in the Satellite Networks segment gross profit margin is mainly attributable to the acquisition of Datapath on November 2023, which typically has lower gross profit margins.

The decrease in the Integrated Solutions segment gross profit margin is mainly attributable to a less favorable revenue mix and lower revenue volume.

The increase in the Network Infrastructure and Services segment gross profit margin is mainly attributable to a favorable revenue mix and higher revenue volume from a new awarded project. In addition, we had higher construction costs in the six months ended June 30, 2023 following cost increases and delays in one of our projects in that period.

Operating expenses:

	Six Months Ended
	June 30,
	2024	2023
	U.S. dollars in thousands		Percentage change
	Unaudited		Unaudited

Operating expenses:
Research and development expenses, net	18,547	19,003	(2.4)%
Selling and marketing expenses	14,109	11,941	18.2%
General and administrative expenses	14,514	9,155	58.5%
Other operating income, net	(725)	(2,340)	(69.0)%
Total operating expenses	46,445	37,759	23.0%

   Research and development expenses, net, are incurred by our Satellite Networks and Integrated Solutions operating segments. Research and development expenses, net, decreased by approximately $0.5 million in the six months ended June 30, 2024 compared to the six months ended June 30, 2023 mainly due to higher government development grants received in the six months ended June 30, 2024.

   Selling and marketing expenses increased by approximately $2.2 million in the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The increase is mainly attributable to our newly acquired subsidiary, DataPath, as well as amortization of purchased intangibles related to this acquisition.

General and administrative expenses increased by approximately $5.4 million in the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The increase is mainly attributable to our newly acquired subsidiary, DataPath, as well as expenses related to the Service Based Earn-Out and the Bonus Amount arising from this acquisition, as defined in Note 15 to our condensed interim consolidated financial statements included elsewhere in this filing.

Financial income (expenses), net were approximately $0.8 million income in the six months ended June 30, 2024 comparted to $0.7 million expenses in the six months ended June 30, 2023. The change is primarily attributable to the devaluation of financial instruments in the six months ended June 30, 2023 and higher interest income in the six months ended June 30, 2024, partially offset by exchange rate differences related to monetary assets and liabilities.

Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities and changes in valuation allowances attributable to changes in our profit estimates in different regions. In the six months ended June 30, 2024, we had tax expenses of approximately $2.7 million compared to tax expenses of approximately $1.8 million in the six months ended June 30, 2023. The increase is primarily related to the higher utilization of deferred tax assets in Israel.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, SSPAs, BUCs, and low-profile antennas, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g., lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Conditions in Israel

We are organized under the laws of the State of Israel, where we also maintain our headquarters and a material portion of our laboratory capacity and principal research and development facilities. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel”, included in our Annual Report on Form 20-F for the year ended December 31, 2023, for a description of governmental, economic, fiscal, monetary or political factors that have materially affected or could materially affect our operations.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are denominated in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operations in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the six months ended June 30, 2024, the U.S. dollar appreciated in relation to the NIS at a rate of approximately 3.6%, from NIS 3.63 per $1 on December 31, 2023 to NIS 3.76 per $1 on June 30, 2024. We entered into hedging agreements, to cover certain of our NIS to U.S. dollar exchange rate exposures.

The rate of inflation in Israel for the six months ended June 30, 2024 and June 30, 2023, was 2.1% and 1.86%, respectively.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the six months ended June 30, 2024 and June 30, 2023, resulting in an approximately $0.4 million loss and $0.4 million income, respectively. This is due to fluctuations in currency rates in certain regions in which we do business, mainly in Israel, Latin America, and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinated notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of June 30, 2024 and as of December 31, 2023, we had cash and cash equivalents and restricted cash of $94.8 million and $104.8 million, respectively. We believe that our working capital is sufficient for our present requirements.

As of June 30, 2024 our newly acquired subsidiary DataPath’s debt was approximately $2.1 million, comprised of long-term loan of $2.0 million and short-term debt of $0.1 million. The long-term loan consists of a loan received from DataPath’s former shareholders and which bears annual interest of 14%.

We guarantee our performance and, occasionally, advance payments to certain customers, mainly through bank guarantees and corporate guarantees. Guarantees are often required for our performance during the installation and operational periods. The guarantees typically expire when certain operational milestones are met.

Under our arrangements with HSBC and FIBI, we are required to observe certain conditions. As of June 30, 2024, we follow these conditions. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. The agreements also stipulate a floating charge on our assets to secure the fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

     The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2024	2023
	U.S. dollars in thousands
	Unaudited
Net cash provided by operating activities	692	8,217
Net cash used in investing activities	(2,650)	(6,556)
Net cash used in financing activities	(7,324)	-
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(718)	(1,010)
Net increase (decrease) in cash, cash equivalents and restricted cash	(10,000)	651
Cash, cash equivalents and restricted cash at beginning of the period	104,751	87,145
Cash, cash equivalents and restricted cash at end of the period...	94,751	87,796

Our cash, cash equivalents and restricted cash decreased by $10 million during the six months ended June 30, 2024 as a result of the following:

Operating activities. cash provided by our operating activities was approximately $0.7 million in the six months ended June 30, 2024 compared to approximately $8.2 million in the six months ended June 30, 2023.  The decrease was primarily attributable to changes in working capital.

Investing activities. Cash used in investing activities was approximately $2.7 million in the six months ended June 30, 2024 compared to approximately $6.6 million in the six months ended June 30, 2023. The cash used in our investing activities in the six months ended June 30, 2024 and 2023 was for the purchase of property and equipment.

Financing activities. Cash used in financing activities was approximately $7.3 million in the six months ended June 30, 2024, and was primarily for repayment of credit facility. In the six months ended June 30, 2023 we did not use cash for our financing activities.